SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                         THE PAUL REVERE CORPORATION
                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
                       (Title of Class and Securities)

                                  703559104
                    (CUSIP Number of Class of Securities)

                               Wayne W. Juchatz
                           Executive Vice President
                             and General Counsel
                                 Textron Inc.
                            40 Westminster Street
                          Providence, RI  02903-2596
                                (401) 421-2800
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 29, 1996
                        (Date of Event which Requires
                          Filing of this Statement)

               If the filing person has previously filed a
               statement on Schedule 13G to report the
               acquisition which is the subject of this
               Statement because of Rule 13d-1(b)(3) or (4),
               check the following:                   ( )

               Check the following box if a fee is being paid
               with this Statement:               (x)


                            SCHEDULE 13D

          CUSIP No.

                     703559104

               (1)  NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Textron Inc.
                    I.R.S. Identification No. 05-0315468

               (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                            (a)  ( )
                                                            (b)  (x)

               (3)  SEC USE ONLY

               (4)  SOURCE OF FUNDS

                    00

               (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)               (  )

               (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
                                        (7)  SOLE VOTING POWER

                    NUMBER OF                0

                     SHARES             (8)  SHARED VOTING POWER
                  BENEFICIALLY
                    OWNED BY                 37,500,000

                      EACH              (9)  SOLE DISPOSITIVE POWER
                    REPORTING
                     PERSON                  0

                      WITH              (10) SHARED DISPOSITIVE POWER

                                             37,500,000

               (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    37,500,000

               (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                    EXCLUDES CERTAIN SHARES               (  )


               (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    Approximately 83.3%

               (14) TYPE OF REPORTING PERSON

                    CO


                                 SCHEDULE 13D

          ITEM 1.   SECURITY AND ISSUER.

                    The title of the class of equity securities to which this statement relates is common stock, par value $1.00 per share (the "Common Stock"), of The Paul Revere Corporation, a Massachusetts corporation (the "Company"), 18 Chestnut Street, Worcester, Massachusetts 01608.

          ITEM 2.  IDENTITY AND BACKGROUND.

                    (a)  This statement is filed on behalf of
          Textron Inc., a Delaware corporation ("Textron").

                    (b)  Textron's business address is 40
          Westminster Street, Providence, Rhode Island 02903-2596. Textron is a global multi-industry company with operations in five business segments -- aircraft, automotive, industrial, systems and components and finance. Textron's businesses include Bell Helicopter, Cessna Aircraft, Avco Financial Services, E-Z-GO golf cars, Textron Fastening Systems and Textron Automotive Company.

                    (c) and (f) The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Textron are set forth in Schedule A hereto, which schedule is hereby incorporated herein by reference in its entirety.

                    (d)  and (e)  During the last five years,
          neither Textron nor, to the best of Textron's knowledge, any subsidiary or affiliate of Textron or any of its or their executive officers or directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations with respect to, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The Voting Agreement and the Separation
          Agreement described in Item 4 of this Statement were entered into by Textron as an inducement to Provident Companies, Inc., a Delaware corporation ("Provident"), to enter into the Merger Agreement described in Item 4 of this Statement. Except as set forth in the preceding sentence, no consideration has been paid in connection with the transactions which are the subject of this Statement.

          ITEM 4.  PURPOSE OF TRANSACTION.

                    Textron entered into (i) the Voting Agreement and Election dated as of April 29, 1996 (the "Voting Agreement") by and among Textron, the Company and Provident and (ii) the Separation Agreement dated as of April 29, 1996 (the "Separation Agreement") by and among Textron, the Company and Provident as an inducement to Provident to enter into the Agreement and Plan of Merger dated as of April 29, 1996 (the "Merger Agreement") by and among Provident, Patriot Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Provident ("Patriot"), and the Company pursuant to which President will acquire the Company in a one-step merger transaction in which Patriot will merge with and into the Company, with the Company being the surviving corporation.

                    Pursuant to the Voting Agreement, Textron has agreed during the term thereof to vote the shares of Common Stock which it owns of record and beneficially (the "Shares"), in person or by proxy, (i) in favor of approval of (i) the Merger Agreement at every meeting of the stockholders of the Company at which such matter is considered and at every adjournment thereof and (ii) against an Alternative Proposal (as such term is defined in the Merger Agreement). The number of Shares held by Textron aggregates 37,500,000, or approximately 83.33% of the shares of Common Stock outstanding as of April 29, 1996. Textron also agreed not to sell, assign, pledge, transfer or otherwise dispose of (each, a "Transfer") or grant any proxies (except for a proxy which is not inconsistent with the Voting Agreement) with respect to any of Textron's Shares.

                    The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the merger of Patriot and the Company pursuant to the terms of the Merger Agreement (the "Effective Time"), (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the date on which the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of the Merger Agreement if such Board of Directors after consultation with its counsel determines that the failure to take such action could reasonably be deemed a breach of its fiduciary duties to the Company's stockholders under applicable law or (iv) October 31, 1996. Under certain circumstances, Textron may be obligated to pay Provident the sum of $22,500,000.

                    Pursuant to the terms of the Separation
          Agreement, Textron and the Company have agreed to cause all intercompany accounts between Textron and its affiliates (other than the Company and the Company's subsidiaries), on the one hand, and the Company and the Company's subsidiaries, on the other hand, to be settled in full prior to the Effective Time. Additionally, any tax sharing or tax allocation agreements between Textron and any of the Company and the Company's subsidiaries will be terminated at the effective time, except as otherwise provided in the Separation Agreement, and all tax liabilities of the Company will be allocated between Textron, on the one hand, and Provident and the Company, on the other hand, as set forth in the Separation Agreement. Under certain circumstances, Provident or the Company may be obligated to pay Textron up to $8,000,000 relating to certain tax adjustments.

                    Copies of the Merger Agreement, the Voting
          Agreement and the Separation Agreement, are hereby incorporated herein by reference to Exhibits 1, 2 and 3 hereto respectively, and the foregoing summaries of such agreements are qualified in their entirety by reference thereto.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) and (b)    The 37,500,000 shares of Company
          Common Stock subject to the Voting Agreement are equal to approximately 83.33% of Company Common Stock, based on the 45,000,000 shares of Company Common Stock issued and outstanding on April 29, 1996. By virtue of the Voting Agreement, Provident may be deemed to beneficially own the Shares with shared power to vote and to direct the vote of such Shares and shared power to dispose of and to direct the disposition of such Shares. Textron does not believe that pursuant to the provisions of the Voting Agreement Textron and Provident comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

                    (c)  Other than as set forth herein, neither
          Textron nor, to the best of Textron's knowledge, any subsidiary or affiliate of Textron or any of its or their executive officers or directors, beneficially owns any shares of Common Stock and there has not been any transaction in the shares of Company Common Stock effected during the past 60 days by Textron nor, to the best of Textron's knowledge, by any subsidiary or affiliate of Textron or any of its or their executive officers or directors.

                    (d)  No other person is known by Textron to
          have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares by Textron.

                    (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Other than the Voting Agreement, to the best of Textron's knowledge, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    The Merger Agreement, the Voting Agreement and the Separation Agreement are attached hereto as Exhibits 1, 2 and 3, respectively.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TEXTRON INC.

                                        By:/s/ Arnold M. Friedman
                                           Name:  Arnold M. Friedman
                                           Title: Vice President
                                                  and Deputy
                                                  General Counsel

          Date:  May 8, 1996


                                                         Schedule A

     A.   Directors.  Each of the persons named below except for Paul
          E. Gagne, who is a citizen of Canada, is a citizen of the United States of America.

                                      Principal Occupation or
      Name and residence or           Employment; Principal
      business address                Business of Employer

      H. Jesse Arnelle                Senior Partner in law firm of
      400 Urbano Drive                Arnelle, Hastie, McGee, Willis
      San Francisco, CA  94127        & Green

      Brian H. Rowe                   Consultant of G.E. Aircraft
      900 Adams Crossing              Engines, General Electric
      Suite 13200                     Company
      Cincinnati, OH  45202

      Sam F. Segnar                   Retired; formerly Chairman and
      #9 Deerberry Court              chief executive officer of
      The Woodlands, TX  77380        Enron Corporation

      Jean Head Sisco                 Partner in the international
      2517 Massachusetts Avenue,      trade consulting firm of Sisco
      N.W.                            Associates
      Washington, DC  20008

      Martin D. Walker                Chairman, chief executive
      23487 Quail Hollow              officer and a director of M.A.
      Westlake, OH  44145             Hanna Company, an
                                      international specialty
                                      chemicals company

      Lewis B. Campbell*              President and chief operating
                                      office of Textron*

      R. Stuart Dickson               Chairman of the Ruddick
      2235 Pinewood Circle            Executive Committee of Ruddick
      Charlotte, NC  28211            Corporation, a diversified
                                      holding company with interests
                                      in industrial sewing thread,
                                      regional supermarkets,
                                      business firms and venture
                                      capital businesses

      John D. Macomber                Principal of JDM Investment
      2806 N Street, N.W.             Group, a private investment
      Washington, D.C.  20007         firm.

      John W. Snow                    Chairman, chief executive
      122 Tempsford Lane              officer and a director of CSX
      Richmond, VA  23226             Corporation, an international
                                      transportation company that
                                      offers a variety of rail,
                                      container-shipping, trucking
                                      and barge services

      Paul E. Gagne                   President and chief executive
      13 Senneville Road              officer of Avenor Inc., a
      Sennevile, Quebec               forest products company
      Canada H9X 1B4                  formerly known as Canadian
                                      Pacific Forest Products Ltd.

      James F. Hardymon*              Chairman and chief executive
                                      officer of Textron*

      Barbara Scott Preiskel          Director of the American
      20 East 74th Street             Stores Company, General
      New York, NY 10021              Electric Company,
                                      Massachusetts Mutual Life
                                      Insurance Company and The
                                      Washington Post Company;
                                      Chairman of New York Community
                                      Trust; Trustee of Wellesley
                                      College and Tougaloo College

      Thomas B. Wheeler               President, chief executive
      288 Park Drive                  officer and a director of
      Springfield, MA  01106          Massachusetts Mutual Life
                                      Insurance Company

     * The address and principal business of Textron is set forth under Item 2 to the Statement to which this Schedule A is attached

     B. Executive Officers. Each of the persons named below is a citizen of the United States of America and an employee of Textron. The address and principal business of Textron is set forth under Item 2 to the Statement to which this Schedule A is attached

      Name and residence or           Principal Occupation or
      business address                Employment

      James F. Hardymon               Chairman, Chief Executive
                                      Officer and Director

      Lewis B. Campbell               President, Chief Operating
                                      Officer and Director

      Harold K. McCard                Senior Vice President -
                                      Operations

      Herbert L. Henkel               President, Textron Industrial
                                      Products

      Derek Plummer                   Chairman, Textron Automotive
                                      Company

      Terry D. Stinson                President, Textron Systems and
                                      Components

      Mary L. Howell                  Executive Vice President,
                                      Government and International

      Wayne W. Juchatz                Executive Vice President and
                                      General Counsel

      Stephen L. Key                  Executive Vice President and
                                      Chief Financial Officer

      Richard A. McWhirter            Executive Vice President and
                                      Corporate Secretary

      William F. Wayland              Executive Vice President -
                                      Administration and Chief Human
                                      Resources Officer

      Richard A. Watson               Senior Vice President and
                                      Treasurer

      Carl D. Burtner                 Vice President - Human
                                      Resources

      Peter B.S. Ellis                Vice President Strategic
                                      Planning

      Douglas A. Fahlbeck             Vice President - Mergers and
                                      Acquisitions

      Arnold M. Friedman              Vice President and Deputy
                                      General Counsel

      William B. Gauld                Vice President - Corporate
                                      Information Management and
                                      Chief Information Officer

      Gregory E. Hudson               Vice President - Taxes

      William P. Janovitz             Vice President - Financial
                                      Reporting

      Mary F. Lovejoy                 Vice President - Investor
                                      Relations

      Frank W. McNally                Vice President - Employee
                                      Relations and Benefits

      Gero K.H. Meyersiek             Vice President - International

      Daniel L. Shaffer               Vice President Audit and
                                      Business Ethics

      Richard F. Smith                Vice President - Government
                                      Affairs

      Richard L. Yates                Vice President and Controller

      John F. Zugschwert              Vice President - Government
                                      Marketing


                               Exhibit Index

                                                               Exhibit
          Merger Agreement dated as of April 29, 1996 by and
          among Provident, Patriot and the Company . . . . . . . . 1

          Voting Agreement and Election dated as of April 29,
          1996 by and among Textron, the Company and Provident . . 2

          Separation Agreement dated as of April 29, 1996 by and
          among Textron, the Company and Provident . . . . . . . . 3